NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

March 31, 2004

NOVAGOLD RESOURCES INC.
(the "Company")

ANNUAL INFORMATION FORM

PRELIMINARY NOTES

Forward-Looking Statements

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Resource Estimates

All resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Aggregate
Any of several hard, inert materials, such as sand, gravel, slag, or crushed stone, mixed with a cement or bituminous material to form concrete, mortar, or plaster, or used alone, as in railroad ballast or graded fill.

Alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

Arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulphide ore deposits, particularly those containing lead, silver, and gold.

Alteration	Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining and Metallurgy.

Contained Ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

Dacite	A fine-grained igneous rock found as dikes or extrusions.

Dyke (Dike)	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Gossan
An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

g/t or gpt	Grams per metric tonne.

Illite	A group of three-layer mica-like clays.

Induced Polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource, Inferred Mineral Resource

Under CIM standards, Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects. They are not defined terms under United States standards and generally may not be used in documents filed with the United States Securities and Exchange Commission by U.S. companies. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred Mineral Resource: Under CIM standards, an Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM standards, a Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Net Proceeds Interest
Describes a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, usually including exploration, capital and operating costs.

Ore	Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground have been earned.

Placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite	An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Reverse Circulation (RC)	A type of drilling using dual-walled drill pipe in which the material drilled, water, and mud are circulated up the center pipe while the air is blown down the outside pipe.

Rhyolite	A fine-grained igneous rock which has the same chemical composition as granite.

Schist	A medium to course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sericite	A white, fine-grained potassium mica occurring as an alteration product and found as a secondary mineral in various hydrothermal rocks.

Shear Zone	A zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide)	A compound of sulphur (sulfur) and some other metallic element.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange on March 31, 2004 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was C$1.3105 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

	Year Ended November 30
	2003	2002	2001

Rate at end of period	1.2991	1.5650	1.5728
Average rate based on last day each month	1.4132	1.5700	1.5436
High for period	1.5801	1.6184	1.6052
Low for period	1.2948	1.5028	1.4901

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces(troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2003

ITEM 1 INCORPORATION

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed it name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company's principal office is located at Suite 3454, Bentall IV, 1055 Dunsmuir Street, PO Box 49215, Vancouver, BC, Canada, V7X 1K8.

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited, and a 56.41% controlling interest in SpectrumGold Inc., which was incorporated on March 31, 2003.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's material subsidiaries.

All of the above companies are sometimes referred to together herein as the "Company".

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory. Four of these properties are advanced stage exploration projects with defined gold resources and in March 2004 the Company signed an agreement to acquire a 51% interest in a fifth advanced project, the Ambler project in Northwestern Alaska. The remaining properties are earlier stage exploration projects that have not yet advanced to the resource definition stage. The Company is also engaged in the sale of construction aggregates and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. The Donlin Creek, Rock Creek and Nome Gold properties in Alaska, and the Galore Creek property in British Columbia are the Company's most advanced projects each undergoing plans for development.

On March 12, 2001, the Company completed an agreement with Etruscan Resources Inc. (“Etruscan”) which settled the Company’s long term debt to Etruscan by issuing to Etruscan 2,000,000 common shares of NovaGold (“Shares”) and transferring to Etruscan 1,880,209 common shares of Etruscan owned by the Company. Etruscan also waived $1 million of accrued interest. The completion of this agreement reduced the Company's long term debt by $7.4 million.

Effective July 14, 2001, the Company entered into an earn-in agreement with Placer Dome U.S. Inc. (“Placer Dome”) to acquire a 70% interest in the Donlin Creek gold project in Southwestern Alaska, subject to a back-in right reserved by Placer Dome. To earn its interest, the Company was required to spend US$10 million on exploration and development on the project by July 14, 2011. On November 13, 2002, the Company completed US$10.6 million of expenditures on the Donlin Creek gold project and earned a 70% interest in the property from Placer Dome. On February 10, 2003, Placer Dome elected to exercise its back-in right to reacquire an additional 40% interest in the project by completing certain development activities and expenditures on or before November 13, 2007. (See “Item 3 - Donlin Creek Gold Project, Alaska”).

In April 2002, the Company issued 5,295,000 units on a private placement basis and raised net proceeds of $17.4 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $4.50 per Share until October 19, 2003. A total of 2,394,999 warrants were subsequently exercised for proceeds of $10.8 million.

In September 2002, the Company issued 2,958,040 units on a private placement basis and raised net proceeds of $14.1 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $6.50 per Share until March 20, 2004. A total of 600,000 warrants were subsequently exercised in 2004 for proceeds of $3.9 million.

In June 2003, NovaGold completed the organization of a new early stage exploration company called SpectrumGold Inc. (“SpectrumGold”) focused on exploration in Western Canada. SpectrumGold is operated by NovaGold’s management team and NovaGold is the largest shareholder currently owning 55.72% of SpectrumGold’s issued shares. NovaGold transferred to SpectrumGold four early stage Yukon exploration properties that were not financially material to NovaGold. At the same time SpectrumGold also acquired the mineral assets in British Columbia previously held by Viceroy Resource Corporation, now Quest Capital Corporation (“Quest Capital”), and an option on the exploration rights to the Brewery Creek Mine Property in the Yukon indirectly held by Quest Capital. SpectrumGold was initially funded with $0.5 million in cash from each of NovaGold, Quest Capital and SpectrumGold’s management and an additional $1.35 million was obtained from a refundable special warrant financing by private investors. In August 2003 NovaGold purchased 2.3 million shares of SpectrumGold from Quest and an additional 3.5 million shares in a private placement in early October 2003.

In October 2003, the Company issued 7,000,000 units on a private placement basis and raised net proceeds of $33.1 million. Each unit consisted of one Share and one-half warrant, each full warrant exercisable to acquire one Share at $7.00 per share until October 1, 2008.

In November 2003, SpectrumGold completed a $14 million private placement and NovaGold purchased $8 million of the shares in that financing. On December 2, 2003 NovaGold’s shares commenced trading on the American Stock Exchange.

On March 25, 2004, NovaGold announced the signing of an agreement with two subsidiaries of Rio Tinto plc whereby NovaGold can acquire a 51% interest in the Ambler volcanogenic massive sulfide (VMS) deposit in Northwestern Alaska.

On March 30, 2004, NovaGold and SpectrumGold announced they had entered into an agreement under which their businesses will be combined and NovaGold will acquire through a plan of arrangement all of the approximately 44% of the common shares of SpectrumGold not currently held by it, subject to satisfactory fairness opinions, valuation, regulatory and SpectrumGold shareholder approval.

ITEM 3 NARRATIVE DESCRIPTION OF THE BUSINESS

Donlin Creek Gold Project, Alaska

Donlin Creek Project - Property Description and Title

The Donlin Creek property consists of 42 square miles (109 square kilometres) of privately owned patented native land. The subsurface rights are owned by Calista Corporation (“Calista”), a regional native corporation, and the surface rights are owned by the Kuskokwim Corporation, a local village corporation.

Underlying Agreements

Effective May 1, 1995, Calista entered into an exploration and lode mining lease with Placer Dome ("Calista Lease") which leased to Placer Dome the Donlin Creek property together with all minerals except for common variety minerals such as sand and gravel. The Calista Lease is in effect for 20 years and so long thereafter as mining operations are carried out on the Donlin Creek property. The terms of the Calista Lease required Placer Dome to carry out US$4.7 million of exploration and development by May 1, 1999, which was completed, and the present work commitments under the Calista Lease are US$1 million per year. An advance minimum royalty (“AMR”) of US$200,000 is payable by Placer Dome annually until a feasibility study is completed after which the AMR will increase to US$500,000 per annum. From commencement of production a net smelter return production royalty (“NSR”) is payable to Calista in the amount of the greater of 1.5% and US$500,000, until the earlier of the expiry of five years or the payback of all pre-production expenses incurred by Placer Dome and the Company. Thereafter, the annual NSR is increased to the greater of 4.5% and US$500,000. The advance minimum royalty payments will be applied as a credit against the NSR otherwise payable subject to Calista receiving a minimum of US$500,000 in each year of production. At November 30, 2003, the total deductible AMR’s that had been paid by Placer Dome or the Company were US$1.65 million.

Under the Calista Lease, Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering notice of election and payment for the same pro rata share of project capitalized costs incurred on the project to that date. As part of its payment, Calista shall receive credit for any public funding or other funding sources Calista secures to deliver required equipment, professional services or any other goods or services or infrastructure to the Donlin Creek project. If a feasibility study is also issued on an additional stand-alone operation, that does not rely on the facilities or economic viability of the original facility, then Calista shall have an additional mutually exclusive back-in right on the same terms.

Effective June 5, 1995 Placer Dome also entered into a surface use agreement with the Kuskokwim Corporation ("TKC") which gave Placer Dome the right to explore for and develop valuable minerals found pursuant to the Calista Lease. The surface use agreement with TKC requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee for any areas designated as exclusive use areas. The exclusive use fee is based on 10% of the fair market value of the exclusive use area. The fees payable are subject to an escalator adjustment based on the consumer price index on each fifth anniversary of the surface use agreement.

Company’s Interest

Effective July 14, 2001 the Company, through its wholly-owned subsidiary, NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome granting the Company the right to earn up to a 70% interest in Placer Dome's interest in the Donlin Creek property ("Option Agreement"). Under the terms of the Option Agreement, the Company agreed to expend US$10 million within a ten year period towards exploration and development to earn a 70% interest in the Donlin Creek property. Placer Dome retained a back-in right exercisable to reacquire a 40% interest in the project to bring its interest to 70%. The Company completed the US$10 million expenditure effective on November 13, 2002. Upon completion of the earn-in, a joint venture between the Company and Placer Dome was established.

On February 10, 2003, Placer Dome elected to exercise the back-in right to reacquire a 40% interest in the Donlin Creek property by expending approximately US$32 million, completing a feasibility study, and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per year, all on or before November 13, 2007. The Company will contribute its share of costs after Placer Dome has expended the additional US$32 million on the project. Placer Dome is required, at the Company’s request, to advance any costs in excess of US$32 million until the feasibility study is complete, such advance will be repaid out of future mine proceeds.

Placer Dome is also required to use good faith and commercially reasonable efforts to assist the Company in obtaining third party financing for its share of the costs of construction. If Calista exercises its back-in right under the Calista Lease, Placer Dome's and the Company’s interest will be proportionately reduced to provide for the Calista interest.

Donlin Creek Project - Accessibility and Climate

The Donlin Creek property is located in southwest Alaska approximately 12 miles (19 kilometres) north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 15 mile (25 kilometres) winter road accesses the property from the barge site at the town of Crooked Creek and is designated as an Alaska State Highway route and transportation corridor. The project has an all-season 75-person camp and an adjacent 5,000 foot (1,500 meter) airstrip that is capable of handling C-130 Hercules aircraft with a 42,000 pound (19,000 kilogram) capacity. The Donlin Creek property is directly serviced by air out of both Anchorage 280 miles (450 kilometres) to the east and Aniak 44 miles (70 kilometres) to the west. The project is currently isolated from power and other public infrastructure. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

The Donlin Creek property has low topographic relief with elevations that range from 500 to 2100 feet (150 to 640 meters) above sea level. Hillsides are forested with black spruce, tamarack, alder, birch, and larch. Soft muskeg and discontinuous permafrost are common at lower elevations in poorly drained areas. The area has a relatively dry continental climate with typically less than 16 inches (400 millimetres) total annual precipitation. The area has summer temperatures that may reach 80°F (26°C) and cold winter months where minimum temperatures fall below 0°F (-17°C). The climate would allow for year around operation.

Donlin Creek Project - Project History, Drilling and Exploration

Since 1988, approximately US$45 million has been invested on the Donlin Creek property by four different companies - Western Gold Exploration and Mining Co., Teck Cominco Ltd., Placer Dome and the Company. Between 1995 and 2000, Placer Dome completed over US$31 million in exploration expenditures to advance the project toward a production decision. The main areas of activity for the companies that held the property before NovaGold consisted primarily of diamond core drilling (88,000 metres), reverse circulation drilling (22,000 metres) and trenching (24,000 metres). In addition Placer Dome undertook, amongst other things, metallurgical testing, and internal financial and resource studies.

From early 2001 to November 2002, the Company invested over US$10 million on exploration and development on the Donlin Creek property, mainly on core drilling, resource estimation, and economic and scoping evaluation. The Company completed 58,000 metres of core drilling in and around the two major deposits identified on the property, the Lewis and Acma deposits. As a result of that drilling the resource estimate increased significantly. (See “Donlin Creek – Resource Estimates”)

Donlin Creek Project - Geological Setting

The Donlin Creek property lies within an area dominated by cretaceous age Kuskokwim sedimentary rocks. These sedimentary rocks consist primarily of lithic sandstone (greywacke), siltstone and shale. Late cretaceous to early tertiary granitic plutonic and volcanic rocks locally intrude the Kuskokwim sedimentary rocks. At Donlin Creek a series of these granitic intrusive rocks called rhyodacite occur over a 6 mile (10 kilometre) long area and are associated with the known gold mineralization. The main resource area occurs in the south of the property where two different orientations of granitic intrusive bodies come together.

Donlin Creek Project - Alteration and Mineralization

Alteration includes large zones of illite-quartz-pyrite alteration within intrusive rocks and to a lesser degree within mineralized sedimentary rocks. Typically both matrix and feldspar phenocrysts are strongly altered to illite, but kaolinite and illite also occur. This alteration grades outward into relatively weak interlayered chlorite/smectite and minor kaolinite and illite and carbonate alteration. Gold mineralization at Donlin Creek is lithologically and structurally controlled. Mineralization is best developed in intrusive rocks with lesser mineralization in sedimentary rocks. Mineralization occurs as both disseminated zones and vein hosted quartz, carbonate and sulphide (pyrite, arsenopyrite, and stibnite). Native arsenic and realgar are also commonly observed.

The bulk of the gold occurs primarily in the lattice structure of fine-grained arsenopyrite (<20 microns in diameter). Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold mineralization also occurs in thin, discontinuous veinlets/fracture fillings. Veinlets seldom exceed one centimetre in diameter and most fracture fills are thin sulfide coatings on fracture surfaces.

Donlin Creek Project - Metallurgy

Placer Dome and several independent laboratories completed comprehensive metallurgical test work including bench-scale grinding, flotation, pressure oxidation, bio-oxidation and carbon-in-leach ("CIL") recovery. Results from metallurgical test work and mineralogical examination demonstrate that 95%-98% of the gold is contained in the finer grained arsenopyrite mineralization at Donlin Creek. Gold recoveries in excess of 90% were achievable from both intrusive and sedimentary ores by sulphide flotation concentration followed by oxidation of the concentrate by either pressure oxidation or bio-oxidation followed by CIL gold recovery. Bio-oxidation followed by CIL gold recoveries of 90% to 94% were achieved with only 25% total oxidation of sulphide materials of average grade ores.

Donlin Creek Project - Resource Estimate, Sampling and Assaying

In a report dated February, 2002, titled “Technical Report, Donlin Creek Project, Alaska”, independent engineering firm, AMEC E&C Limited (formerly MRDI), a division of AMEC E&C Services Limited of Vancouver ("AMEC") completed a resource estimate on the Donlin Creek property. The report estimated measured and indicated resources of 8,347,000 ounces of gold and inferred resources of 10,877,000 ounces of gold, both using a cut-off grade of 2.0 g/t. This resource estimate has been superseded by the resource estimate completed in April 2003 and described below. Consistent sample protocols using standards, duplicates, blanks and check assays have been used on the project since 1995. Dr. Stephen Juras P.Geo., AMEC's Chief Geologist in Vancouver, supervised the data verification and resource estimate updates. Dr. Juras is a Qualified Person as defined by National Instrument 43-101. AMEC completed a detailed technical report for this study which is available for review at www.sedar.com.

In April 2003 a new resource estimate was prepared based on an updated 3D geologic and mineralization model that integrated 58,000 meters of drilling completed by the Company and 93,000 meters of drilling previously completed by Placer Dome. The model contains a total of 85,760 assays from 172,000 meters of drilling and trenching.

Since the project has now advanced to the pre-feasibility stage, this estimate and all future estimates, will only report as resources the mineralization that falls within a potentially economic pit model. The amounts in the current estimate represent 90% of the inferred category mineralization and 99% of the measured and indicated category mineralization that falls within a pit model and is classified as resource. Previous estimates by Placer Dome, NovaGold and AMEC would have used 100% of these amounts. The additional mineralization that is located outside of the pit model could eventually be included in future estimates as the pit model deepens and expands along strike with further drilling.

Donlin Creek April 2003 resource estimates are as follows:

1.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	7.9	3.1	799,000
Indicated	109.5	2.9	10,343,000
Total M&I:	117.5	3.0	11,142,000
Inferred	142.2	3.1	14,308,000

3.5 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	2.2	5.4	374,000
Indicated	26.7	5.0	4,331,000
Total M&I:	28.9	5.1	4,706,000
Inferred	38.6	5.5	6,782,000

Notes: (1) Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”. (2) Contained Ounces are rounded to the nearest 1,000.

The Company’s drill programs and sampling protocol were managed by NovaGold with oversight provided by Phillip St. George, then Vice President, Exploration. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Database quality control and quality assurance standards were overseen by independent engineering firm AMEC E&C Services Limited of Vancouver. Dr. Harry Parker, P.Geo., of AMEC E&C Limited (formerly MRDI) and Mark Jutras, Senior Mining Engineer, for Placer Dome, supervised the resource estimate and approved of all procedures, protocols and methodology used in the estimation. Dr. Parker and Mr. Jutras are Qualified Persons as defined by National Instrument 43-101.

Donlin Creek Project - Preliminary Economic Assessment Report/Pre-Feasibility Study

In a report dated March, 2002, titled “Technical Report, Preliminary Assessment, Donlin Creek Project, Alaska”, AMEC completed an independent preliminary economic assessment of the Donlin Creek property ("Preliminary Economic Assessment Report" or “PEAR”). A number of development scenarios were reviewed as part of this study based on the then current gold resource and metallurgical results, but mainly focused around a production throughput of 20,000 tonnes per day (“tpd”). This report is available for review at www.sedar.com.

Placer Dome, as current manager of the Donlin Creek joint venture, is organizing the preparation of a pre-feasibility study (“PFS”) on the Donlin Creek project. In early 2003 the Company commissioned AMEC to update their March 2002 PEAR report to incorporate new resource estimates and model the possible 30,000tpd throughput being considered by Placer Dome. Subsequent to this, the Company was informed that Placer Dome was assessing operating technologies that may have a material effect on the operating parameters for the Donlin Creek project. In view of this work by Placer Dome, the proximity to the announced date of completion of the PFS and the more advanced nature of the PFS, the Company decided to await the completion of the PFS rather than complete the updated report. Placer Dome announced in April 2003 that a PFS would be completed in calendar 2003 but subsequently announced that it would be completed in 2004. Placer Dome’s work in 2003 focused on identifying feasible alternatives for project access, power supply, and local sources of key consumables. (See “Donlin Creek – Other Future Work”). For information regarding the March 2002 PEAR report reference should be made to the report available on www.sedar.com.

Donlin Creek Project - Other Future Work

Since Placer Dome elected to back-in to the Donlin Creek project in February 2003 they became manager of work at the project effective back to November 13, 2002 and had to reimburse NovaGold for 100% of the exploration and development costs it incurred after November 13, 2002 and to pay the next approximately US$32 million of expenditures on the project, including the amount reimbursed to the Company. Placer Dome informed the Company that its plans for 2004 include additional test work to further refine the flowsheet, completion of a pre-feasibility study, and continuing the environmental baseline studies required for permitting. Pending a positive pre-feasibility assessment, the permitting process would begin in the fourth quarter of 2004 and run concurrently with the development of the final feasibility study. Placer Dome’s project budget for 2004 is US$6 million. The Company itself does not anticipate expending any material funds on Donlin Creek in 2004.

Galore Creek Project, British Columbia

Galore Creek Project – Property Description and Title

The Galore Creek property, which is held through SpectrumGold, is a large alkalic instrusive related gold-silver-copper system located in a mountainous region of northwestern British Columbia. The property covers approximately 4,700 hectares and is comprised of 253 claims and 39 fractions. The claims are wholly-owned by Stikine Copper Ltd. On July 31, 2003, the Company’s 55.72% owned subsidiary, SpectrumGold Inc.entered into an option agreement with the shareholders of Stikine Copper Ltd., QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc), to acquire all the shares of Stikine Copper Ltd. Under the option, the Company can acquire a 100% of the shares by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the shareholders totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year. There are no royalties or back-in rights to the Galore Creek property.

Galore Creek Project – Accessibility and Climate

The property is located approximately 200 kilometres north of Stewart, British Columbia and 96 kilometres northeast of Wrangell, Alaska the two closest communities with tidewater facilities. The town of Smithers, 370 kilometres southeast, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver. Galore Creek and the Scud River are part of the tributary system of the Stikine River an international waterway which drains an area of 49,000 square kilometres. In the past the river was used by shallow draft barges and riverboats to transport goods from Wrangell, Alaska to Telegraph Creek, British Columbia, a distance of 302 kilometres. The river is navigable for this type of watercraft from mid May to October. The nearest point on the Stikine River to the property is the mouth of the Anuk River which lies 16 kilometres west of the camp.

Helicopter is the present means of access to the Galore Creek property. A 500 metre gravel airstrip is located on the property but will require repair for use by aircraft with short take-off and landing capabilities. A second airstrip at the mouth of the Scud River has been utilized in the past for aircraft up to the size of a DC-3 and would also require repair for use. The Bob Quinn airstrip on the Stewart-Cassiar Highway is located approximately 75 kilometres east of Galore Creek and was the staging area for the 1991 project mobilization and demobilization. In the 1960's Kennecott constructed 48 kilometres of road from the mouth of the Scud River to the Galore Creek camp. This road would require repair along the Scud River and portions of the Galore Creek Valley for use by the project.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cool summers and cold humid winters, with several months of snow cover. Summer temperatures may be above +20°C and minimum winter temperatures may fall to well below -20°C. Average annual precipitation is 76 cm with approximately 70% of this falling between September and February, mainly as snowfall.

Elevations on the property range from 500 to 2080 metres above sea level. The terrain over the central and northern portions of the property is gentle and rolling and the surrounding topography is characterized by rugged mountains. The elevation of the tree line is variable but alpine vegetation predominates above the 1100 m level. Below that, forests are made up of Balsam fir, Sitka spruce and a few cedar. Higher up the valley, the moraines are bare to sparsely overgrown by sub-alpine vegetation. The project is currently isolated from power and other public infrastructure. Sufficient space is available on site for the various facilities required for a mining operation, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Galore Creek Project – Project History, Drilling and Exploration

Geochemistry

Regional stream silt geochemistry was instrumental in the discovery of the mineralization at Galore Creek and more detailed silt sampling programs were carried out in 1960-61 and 1989. A significant area of the property lacks sufficient soil development for soil geochemistry to be of any practical use. Soil grids were established in the areas around the North Rim and Southwest zones. A few reconnaissance traverse soil lines were also sampled along contour between the Saddle Zone and the Central Zone.

In 1991, 600 soil samples were collected from a grid established in the North Junction/North Rim area. Samples were taken on 20 m stations along lines spaced 100 metres apart. A coincident copper-gold soil anomaly with peak values of 9060 ppm copper (“Cu”) and 550 ppb gold (“Au”) was located over the North Rim showing area. A total of 63 surface rock chip samples were also collected from various showings on the property.

Drilling History

Since initial discovery in 1960, there have been 439 diamond drill holes, totalling 99,637 metres (326,889 feet) drilled on the property. Most of this work has focused on the Central zone, with lesser amounts of work on eleven other areas. Some zones have received only reconnaissance drilling.

During the 1970's, drilling was principally confined to the Central Zone with nine holes drilled on the North Junction Zone. In the Central Zone average core recovery was between 75 and 85% with the poorest recovery at depths between 60 and 90 metres where the open sheet fractures were encountered. At depths below 90 metres core recovery approached 100%. In the North Junction zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes.

In 1989/1990, Mingold drilled holes on the Southwest Zone (8 holes, 1026 metres), the North Rim showing (6 holes, 546 metres), the Saddle Zone (2 holes, 226 metres) zones and 2 reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek zones. Only 6 holes were drilled within the Central Zone itself.

2003 Program

The Company signed the option agreement on the Galore Creek property in August 2003 and in September 2003 immediately commenced a 10,000 foot core drilling program on the project. Four broad areas of the deposit were tested to both verify previous results, and better understand deposit variability, zonation and mineralization controls. Three drill profiles were completed in the Main deposit targeting the North Gold Zone, South Gold Zone and the Central Replacement Zone. A fourth area of drilling targeted the Southwest Breccia Zone. Particular emphasis was directed at understanding the gold variability in the deposit.

The results demonstrated the presence of increased gold and copper grades in the deposit associated with specific structural controls. All eight core holes were drilled as angle holes to test this structural component. Both the gold and copper grades were higher than anticipated from previous vertical drilling and averaged 3 g/t gold equivalent or 2% copper equivalent over 120 metres widths (390 feet – see table of results below). Mineralization in the Main deposit area consists of higher grade disseminated and replacement styles of sulfide mineralization in favorable volcanic and intrusive host rocks. These zones of higher grade gold and copper mineralization occur as a series of stacked tabular zones that begin at the surface and are separated by intervening intrusive units that are barren or contain lower grade mineralization. In the Main deposit, higher gold values are associated with strong disseminated chalcopyrite mineralization. Broad areas of more copper-rich mineralization appear to be associated with chalcopyrite and bornite. The Southwest Breccia is a separate deposit developed in a breccia body immediately south of the main deposit. The results of the 2003 Program are shown on the next page.

Drill Hole Number	From m	To m	Width m	Width feet	Gold g/t	Silver g/t	Copper %
DH-436 including	27.1 38.7	176.0 66.0	148.9 27.3	488.5 89.6	1.86 2.20	5.2 6.8	0.70 1.54
DH-437 including	15.6 21.3	180.0 94.0	164.4 72.7	539.4 238.5	1.52 2.64	8.5 16.4	1.16 2.15
DH-438 including And including	130.0 158.0 258.0 262.0	204.0 184.0 326.0 284.0	74 26 68 22	242.8 85.3 223.1 72.2	0.37 0.44 0.31 0.53	7.3 10.2 11.3 17.3	0.89 1.19 1.48 2.72
DH-439 including	148.0 216.0	262.60 248.00	114.6 32	376.0 105.0	1.98 2.82	9.4 11.6	1.17 2.07
DH-441(1) including And including	41.6 111.9 394.0 428.0	200.3 142.0 459.3 459.3	158.7 30.1 65.3 31.3	520.6 98.8 214.3 102.7	0.79 1.41 0.23 0.27	7.9 13.4 10.8 14.0	1.10 2.34 1.20 1.68
DH-442 including And	170.5 200.0 260.0	356.0 223.4 308.0	185.5 23.4 48.0	608.6 76.8 157.5	0.88 1.72 1.00	4.0 4.7 5.1	0.81 1.02 1.19
DH-444 including	128.0 152.0	212.0 172.0	84.0 20.0	275.6 65.6	1.10 2.81	4.3 7.8	0.67 1.18
DH-445 including	26.0 97.5	149.0 134.1	123.0 36.6	403.5 120.1	0.28 0.50	17.4 24.0	2.09 3.59
Note: (1) Drill hole 441 bottomed in mineralization. (2) Drill holes 440 and 443 were lost in overburden and not sampled.

This drill program and sampling protocol were completed with oversight by qualified person Joe Piekenbrock, Vice President of Exploration for the Company. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Galore Creek Project – Geological Setting

The Galore Creek deposits lie in Stikinia Terrane, an accreted package of Mesozoic volcanic and sedimentary rocks intruded by Cretaceous to Eocene plutonic and volcanic rocks. The eastern boundary of the Coast Plutonic Complex lies about 7 kilometres to the west of the claims. The property lies within a regional transcurrent structure known as the Stikine Arch.

Stikine terrane at this latitude can be grouped into four tectonostratigraphic successions. The first, and most important one in this area, is a Late Paleozoic to Middle Jurassic island arc suite represented by the Stikine assemblage of Monger (1977), the Stuhini Group (Kerr, 1948) and Hazelton Group equivalent rocks. The other successions are; Middle Jurassic to early Late Cretaceous successor-basin sediments of the Bowser Lake Group (Tipper and Richards, 1976); Late Cretaceous to Tertiary transtensional continental volcanic-arc assemblages of the Sloko Group (Aiken, 1959); and Late Tertiary to Recent post-orogenic plateau basalt bimodal volcanic rocks of the Edziza and Spectrum ranges.

Galore Creek Project – Alteration and Mineralization

The Galore Creek property is mainly underlain by volcanic and sedimentary rocks of the Middle to Upper Triassic Stuhini Group. They are intruded by an Alkali Syenite complex composed of multiple intrusions emplaced into volcanic rocks of similar composition. The complex is centred in the west fork of Galore Creek and is 5 kilometres in length and 2 kilometres in width. To date, twelve gold-silver-copper mineralized zones have been identified on the property. The mineralization is most common in highly altered volcanic rocks and to a lesser degree in syenite intrusions. The Galore Creek intrusive complex is believed to represent an eroded volcanic centre. Syenite sheets are subvolcanic intrusions, the extrusive equivalents of which may be the orthoclase-bearing tuffs and pseudoleucite lavas.

The two main structural elements are faults, which offset and segment intrusive bodies, and a subhorizontal fracture cleavage. Faults are abundant in the Central Zone, but displacements on most of them appear to have been small. An exception is a major post-mineralization west-dipping fault east of the Central Zone that has an apparent normal displacement of up to 300 metres. Significant displacement might have occurred on faults in the northern part of this zone but it has been difficult to correlate marker beds and dykes between drill holes.

A north-trending mylonite zone at least 100 metres in thickness is exposed in volcanic rocks along the west margin of the intrusive complex. The zone dips 42° to the west and pre-dates mineralization and alteration in upper Butte Creek. A major east-west regional structure, marked by a prominent aeromagnetic linear, lies parallel to lower Dendritic Creek. This feature cuts through the Central Zone where it is occupied by a late-mineral 19b megaporphyry dike at section 6773N.

A series of northeast-striking faults extend from east of the Southwest zone, northward beyond the boundary of the claims. The long axes of both early porphyry I3 and the breccia in lower Dendritic Creek are aligned parallel to this trend suggesting a common regional structural control. This fault system intersects the east trending linear described above near the core of the Central Zone. Post-mineralization, sub-vertical dikes and felsic dike swarms occupy east-trending structures of probable Tertiary age. The terms "sheet fractures" and "fracture cleavage" are applied to a set of near-surface, closely spaced subhorizontal fractures. These are attributed to expansion resulting from the hydration of anhydrite by meteoric waters.

Mineralization at Galore Creek occurs in upper Triassic felsic to intermediate volcanic flows and fragmental rocks. It is associated most closely with intense, pervasive K-silicate alteration as replacement, disseminated and fracture-controlled chalcopyrite with locally abundant bornite. Higher gold values are normally associated with bornite mineralization.

Galore Creek Project – Metallurgy

The Galore Creek project has been the subject of several metallurgical studies since the 1960s. Work in 1992 and 2003 generally confirmed past programs and is described below.

In 1992, bench flotation tests were carried out on drill core from five 1991 holes by Dawson Metallurgical Laboratories in Salt Lake City. The object of this study was to determine the amenability of the composites to a standard flowsheet developed previously and to determine if gold recovery could be significantly improved. The study used 4 composites from the Southwest Zone and two from the Central Zone. It was found that both gold recoveries and copper concentrate grades for the Central Zone were higher than those indicated for the Southwest Zone. This was attributed to the higher pyrite content in the Southwest Zone and the association of at least part of the gold with pyrite. Overall copper and gold recoveries in a copper concentrate grading 25% Cu were estimated to average approximately 90.3% and 58%, respectively based on constant tail grades of 0.065% Cu. Gold recovery was projected based on head assay and rougher tail residue. A nugget effect was observed in tests from many of the higher-grade composites. Gold recoveries were not optimized as part of these studies.

In December 2003, bench tests were conducted by G&T Metallurgical Services under the supervision of Hatch on four 50kg samples material selected from the 2003 higher grade drill intercepts in the Central and Southwest zones. The key observations from the 2003 testwork specifically were summarized as follows:

  A primary grind at a K80 of 150 microns nominal is sufficient for copper mineral and gold liberation. A coarser grind at a K80 of 250 microns decreased copper recovery and grade, but had little effect on gold recovery, likely due to its inherent fine grain.
  A significant fraction of gold is free and fine-grained, despite the relatively coarse grind, and floats readily with the copper minerals.
  Since gold is readily recovered by flotation, a gravity concentration of gold following the primary grind is potentially not beneficial. The potential for incremental gold recovery on cleaner scavenger tailings may be considered in future testwork.

  Copper and gold floated readily within a short rougher flotation time of 5 minutes using simple flotation schemes and standard reagents for copper.
  Rougher concentrate regrind will likely be required for effective cleaning. It appears that two stages of cleaners would suffice to achieve, nominally, 95% copper and 75% gold recovery at over 30% copper concentrate grade. The concentrates are relatively clean.
  The occurrence of gold in these samples as liberated fine-grained particles, and its recovery in copper concentrate, is typical of porphyry copper deposits and is consistent with studies by Hatch and G&T Metallurgical Services on porphyry copper deposits worldwide. G&T’s studies have also indicated little incremental recovery of the fine gold by gravity concentration in such deposits.
  South West zone sample DDH-437 had significantly more pyrite than Central zone samples which adversely impacted recovery, selectivity and concentrate grade in the sample. In practice, this ore would benefit from being blended with Central zone ore.

Galore Creek Project – Resource Estimate, Sampling and Assaying

The following information and figures concerning the Galore Creek Project have been derived from and are based upon a technical report (the "Galore Creek Report") prepared in accordance with National Instrument 43-101 by Ronald G. Simpson, a professional Registered Geologist and independent consultant, entitled "Independent Technical Report for the Galore Creek Property, Liard Mining Division, British Columbia" dated August 11, 2003. As author of the Galore Creek Report and as a qualified person under National Instrument 43-101, the author has visited the Galore Creek property and reviewed all data in the Vancouver offices of Kennecott Canada Inc. relating to the Galore Creek property. The Galore Creek Report is filed on SEDAR under the Company’s profile and is incorporated by reference herein.

A mineral resource estimate was prepared by Mine Reserve Associates, Inc. (MRA) for Kennecott Corporation in 1992 and included both the Central and Southwest Zones. This study, entitled “Pre-feasibility Mining Evaluation Galore Creek Project” reported a ‘Proven and Probable reserve’ of 342.5 Million tonnes grading 0.64% Cu and and 0.38 g/t Au. A further 105.7 Million tonnes grading 0.46% Cu and 0.44 g/t Au was classified as ‘Possible’. This resource was used as the basis for several subsequent pit designs with strip ratios ranging from 1.5:1 to 2.2:1. MRA’s scope of work did not include check assay analysis or geological interpretation.

In November 2002, Kennecott re-classified the mineral resource to comply with current industry reporting standards. Economic parameters used were a US$10/tonne in situ metal value as a cutoff grade based on US$0.80/lb Cu and US$320/oz Au prices. Model blocks were classified as 'indicated' if at least 5 composites were used in the interpolation and the closest composite was within 60 metres of the block centroid. All other estimated blocks were assigned to the 'inferred' category. Results are summarized in the following table:

Indicated Mineral Resource
Zone	Tonnes	Cu	Au
	(millions)	(%)	(g/t)
Central	209.4	0.77	0.36
Southwest	33.8	0.59	1.05
Total	243.2	0.75	0.45

Inferred Mineral Resource
Zone	Tonnes	Cu	Au
	(millions)	(%)	(g/t)
Central	39.6	0.73	0.36
Southwest	31.0	0.42	0.95
Total	70.6	0.59	0.63

Silver was not included in the 1992 resource model but earlier resource estimates from the 1970's reported Ag grades ranging from 6.8 to 7.5 g/t for the Central Zone along with a Cu grade of approximately 1%. A statistical analysis of the existing Ag assays reveals a fairly strong positive correlation with copper grades (correlation coefficient = 0.73) and suggests that the average Ag grade would likely be around 6 g/t for the combined indicated resource reported above.

The mineral resource at Galore Creek is presently being re-evaluated by the Company. Hatch Engineering, Vancouver, British Columbia has been engaged to complete an updated resource estimate and an Economic Assessment Report on the Galore Creek project.

Galore Creek Project – Future Work

Hatch Engineering has been engaged to complete an updated geologic model and resource estimate, and an independent Preliminary Economic Assessment Study (Scoping Study). The study is anticipated after the end of calendar Q2 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by the Company. With completion of the Scoping Study, a minimum 20,000 meter (60,000 foot) drill program is planned during the summer to delineate higher grade mineralized zones within the currently defined resource, as well as to complete step-out drilling to possibly expand the known extent of mineralization. The Company also anticipates exploring several high priority exploration targets outside of the main resource area including at the adjacent Copper Canyon property. A minimum budget of $5 million is planned at Galore Creek in 2004 with the objective to complete a Pre-feasibility study in early 2005.

Rock Creek Gold Project, Alaska

Rock Creek Project - Property Description and Title

Purchase of Alaska Gold Company – Rock Creek and Nome Gold
On April 27, 1999, the Company acquired 100% of the outstanding shares of the Alaska Gold Company (“Alaska Gold”) from Mueller Industries, Inc., of Memphis, Tennessee ("Mueller"), for a total purchase price of US$5,500,000. The core assets of Alaska Gold were comprised of approximately 14,000 acres of patented mining claims in the Nome mining district, including the Rock Creek Gold project and the Nome Gold project. The patented mining claims are owned 100% by Alaska Gold and consist of 313 mineral surveys made up of one or more patented claims. This property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900.

Rock Creek Property
The Rock Creek project lies seven miles north of the city of Nome, Alaska, on a State maintained road. The project occurs on a combination of patented mining claims and leased lands. The patented mining claims are owned 100% by Alaska Gold. The leased lands consist of mining claims owned by Bering Straits Native Corporation ("BSNC") (mineral estate lands) and Sitnasuak Village Corporation ("Sitnasuak") (surface rights). The BSNC lands have been leased to Golden Glacier, Inc. which in turn has granted Alaska Gold the right to explore and develop these lands. The known resource at Rock Creek lies within land owned approximately 66% by Alaska Gold with the remainder within the BSNC lands. Sitnasuak granted Alaska Gold a surface access licence in July 2002 for a period of one year. The Company is currently negotiating a long-term lease for the surface rights from Sitnasuak.

Pursuant to an exploration and option agreement dated March 13, 2002, between Golden Glacier, Inc., and the Company, the Company acquired the rights to explore and develop the lode deposits on an additional 15,000 acres of mineral claims held by Golden Glacier Inc. pursuant to four mining leases from BSNC to Golden Glacier, Inc. Pursuant to the exploration and option agreement, Golden Glacier Inc. granted the Company a five year option to acquire a mining sublease. In order to maintain the option in effect, the Company agreed to make annual payments to Golden Glacier Inc. ranging from US$15,000 to US$25,000 and to complete annual work commitments ranging from US$50,000 to US$150,000. If the Company exercises its option (which it is entitled to do at any time provided the agreement is in good standing), the Company will be granted a mining sublease for 30 years or so long thereafter as there is mineral production from the claims. In order to maintain the sublease in good standing the Company must carry out minimum work requirements of US$250,000, adjusted for inflation. Golden Glacier Inc. is entitled to a 2.5% net smelter return royalty and a 5% net proceeds royalty from production from BSNC lands. The Company is required to pay advance minimum royalties of US$100,000 during each year of the sublease.

Under an agreement dated June 1, 2002, the Company agreed that TNR Resources Ltd. (“TNR”) could earn a 49.9% interest in the Rock Creek property by paying the Company US $50,000 and spending US $9,950,000 in exploration on the property by May 31, 2005. As part of the agreement TNR issued the Company 500,000 of its common shares. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is now being advanced on a 100% basis by the Company.

Rock Creek Project - Accessibility, Climate, and Physiography

Elevations in the project area range from 100 metres (300 feet) to over 300 metres (1,000 feet) along the highest ridgelines. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. The property is accessed from Nome via paved and unpaved roads. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations on the coastal plain have taken place year round.

Rock Creek Project - Geological Setting

The area is underlain by metamorphic rocks belonging to the Nome Group, which is thought to constitute a coherent lithostratigraphic succession of four major units; 1) a basal, complexly deformed pelitic schist, 2) a "mixed unit" of mafic, pelitic, and calc schists and marble, 3) a mafic dominated schist package, and 4) a impure marble package. The protoliths of these rocks are thought to be Cambrian to Devonian sediments consisting of shales, siltstones, sandstones, marls and limestones, deposited on a shallow water continental platform. The mafic volcanics are likely younger mafic sills.

Nome Group rocks have undergone at least two periods of metamorphism and accompanying deformation. The earliest metamorphism was a blueschist facies event, which is thought to have occurred during mid-Jurassic, having a minimum Argon/Argon age of about 120 million years (Ma). This event was synkinematic with a high strain deformation, which resulted in widely, distributed penetrative fabric and mesoscopic intrafolial isoclinal folds. This event was followed by a greenschist facies overprint, which was also accompanied by high strain deformation resulting in a prominent low angle penetrative foliation, northwest-southeast mineral stretching lineations, and recumbent isoclinal folds of the earlier fabric. The event is thought to have occurred during a period of north-south crustal extension from 120-90 Ma. Most lode gold deposits of the Seward Peninsula have age dates that fall within the metamorphic event (120-90 Ma) and are thought to be formed during that event.

Rock Creek Project - Mineralization

Three styles of mineralization are recognized on the project:
(a)	Replacement bodies: albite, quartz, arsenopyrite, dolomite, and minor galena.
(b)	Tension veins: quartz veins with albite, arsenopyrite, and minor lead sulfosalts.
(c)	Shear hosted veins: quartz veins with pyrite and lead sulfosalts.
Each mineralization type is described in more detail below.

Replacement Bodies
There is probably more than one episode of replacement mineralization. The first occurred in a ductile environment and is characterized by large crystals of albite, quartz, arsenopyrite, and dolomite. These bodies occur in low angle structures and small fold noses. They can appear to be sill like bodies. Tension fracture veins cut these bodies at several locations, although occasionally the replacement bodies appear to become thicker when approaching a vein. The replacement bodies occur by themselves but are also fairly common in areas of vein mineralization. Metallurgical studies indicate the gold in replacement bodies occurs as fine free gold in association with sulphides.

Tension Veins
The tension veins are usually less than 10 centimetres (4 inches) wide. The veins appear to have more strike length than vertical extent. The tension vein zones can be hundreds of meters wide. Much of the native gold seen in the veins is in fractures, especially in arsenopyrite. There is usually anomalous gold associated with tension veins but the best grades appear close to mineralized shears.

Shear Hosted Veins
The shear-hosted veins are often wider than the tension veins and can be banded and include quartz-cemented breccias. The veins can be from a few centimetres to over three meters wide. The quartz is more apheric and less fractured than quartz in tension veins. Fine grained pyrite and lead sulfosalts give the veins a bluish color. These veins are usually highly anomalous in gold, and the presence of these veins is considered to be an essential component for an economic grade ore deposit.

Rock Creek Project - Structural Setting

The rocks in Nome have had several episodes of strong deformation. Outcrops, where original bedding can be observed, often exhibit strong folding within an apparently sub-horizontal bed. Many of the low angle contacts are probably imbricated thrusts related to the Brooks Range Orogeny. Foliation developed during the greenschist event is subhorizontal. Late stage of antimony and weak gold mineralization is associated with the northeast high-angle faults. One of the most prominent is the northeast striking Anvil Fault. The Anvil Fault has a significant geophysical signature and probable strike-slip movement. Glacier Creek and upper Rock Creek occupy parallel faults.

The Brynteson high-angle fault may also represent a major conduit for metamorphic fluids including hydrocarbons. Abundant carbon is seen in chips from bedrock samples obtained over the Brynteson fault zone by rotary drilling. The fault may have also mobilized gold; most gold occurrences east of the Snake River are located within a few kilometres of the Bryntenson Fault. Carbon flooding and gold mineralization are also associated with the Penny Fault, west of the Snake River. High angle northeast striking tension fractures extend across the district. These tension fractures are related to northeast striking faults, east-west compression of the Seward Peninsula, north-south extension, or a combination of these forces. The fractures occasionally host veins. These zones of parallel veining typically have a vertical extent of no more than 100 meters (300 feet) and a lateral extent of 300 or more meters (900 feet). Veins in tension fractures have been seen in the hanging wall of low angle structures at Rock Creek and Lindblom. The vein density is from one to three per meter.

The shear which hosts the Albion veins appears to offset all other structures. There is a significant offset of lithologies across the 30 meter (90 feet) wide Shear Zone. The Albion veins exhibit banding and re-healed breccias and have not been intensely fractured like the tension veins. These characteristics indicate the shear was active during a different, perhaps shallower environment than that under which the tension veins were formed. Low angle faults are common in the Nome District. The faults often contain remobilized carbon and could be pre or syn-metamorphic thrusts. There is a lack of compressive deformation but this deformation could be overprinted with lithostatic compression and foliation. Thrust faults could be remobilized by detachment. The low angle faults do show evidence of remobilization. A low angle fault at Rock Creek has both a carbon/calcite component and a gouge/clay component.

Rock Creek Project - History and Exploration

Placer miners commonly found and reported gold bearing quartz veins throughout the Seward Peninsula but were unable to mine them profitably due to their discontinuous nature. Little lode exploration was conducted after a few failed attempts at underground mining during the early part of the century. In 1986, R.V. Bailey came to Nome with bulk mineable targets in mind and quickly consolidated the district land holdings. Rock Creek was discovered by trenching shortly thereafter. Rock Creek has been worked on by several different mining companies since 1986. During each of these work projects soil sampling, geophysics and geologic mapping and various campaigns of drilling were conducted. Work on the property was carried out subsequent to 1986, and prior to the Company’s involvement, by Placer Dome, Tenneco, Newmont, Kennecott and Alaska Gold. A total of 33,000 meters of core and rotary drilling was carried out by these companies on the property (of which 18,600 metres was on the Rock Creek deposit), as well as metallurgical test work.

In June 1999, after the Company concluded the purchase of Alaska Gold Company, the Company began a review and compilation of all previous work in the Nome Area. In September of that year, six reverse circulation drill holes (437 metres) were completed for metallurgical test work, and also tested the reliability and continuity of previous drilling. All six holes intersected significant widths of greater than 3g/t gold mineralization.

In 2000, 30 additional drill holes totalling 2,449 meters were completed. Sampling was carried out on each five foot (1.52 metre) interval and strict sample protocols were employed to ensure adequate sample size and quality. The

Company's program used experienced reverse circulation drillers employing a compressor with 900CFM capacity, with the air-lift to ensure complete sample recovery. The Company stationed a geologist on the rig full time to insure strict sampling protocols were undertaken. The drilling program and sampling protocol were managed by the Company with oversight provided by Phillip St. George, then Vice-President, Exploration for the Company. Phillip St. George is a Qualified Person as defined by National Instrument 43-101.

In April 2002, an independent geologic report for the project, titled “Summary Report For The Rock Creek Gold Project, Seward Peninsula, Alaska”, was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

In 2002, NovaGold completed 16 HQ diamond core drill holes totaling 1,182 meters in a program funded by TNR. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit in preparation for an independent preliminary economic assessment report.

In 2003, the final feasibility study was initiated on the project with independent engineering firm Norwest Corporation and the permit process is anticipated to begin in the second half of 2004. A 30,000 foot in-fill feasibility delineation drill program was completed in the fall of 2003 and an updated resource model for the feasibility study is nearing completion. The 2003 drilling program confirmed that the coarse gold component of the mineralization at Rock Creek produced differing results between core and rotary drilling and to assist future analysis, the Company is working with AMEC E&C Limited to design a comprehensive test mining, bulk sample program for 2004. This bulk sample will be used to define the final reserve model, provide additional material to carry out further metallurgical test work to optimize the recovery of gold using gravity methods, and allow the Company to develop the best approaches to grade control and mining methods.

Rock Creek Project - Resource Estimate

The Company completed an internal resource estimate for the Rock Creek project (including Rock Creek and the adjacent Saddle mineralization) that was reported March 14, 2000 by the Company. The estimate was completed by Phillip St. George, then Vice-President of Exploration and Robert Prevost, Senior Geologist for the Company, both of whom are Qualified Persons as defined by National Instrument 43-101. These historical resource calculations comply with the standards as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. The estimate was completed using 7,677 samples averaging two meters in width utilizing Medsystem. Geologic boundaries for the resource estimate were developed for the higher-grade portions of the Albion Shear and for the quartz-muscovite schist (QMS) host rock. Geologic modeling work showed that only the QMS hosted significant tonnage of sheeted veins so the QMS was used to limit kriging of the sheeted veins both laterally and vertically. Kriging was constrained using a narrow (10 metre) near vertical search ellipse with large (100 metre) vertical and horizontal axis. The preliminary economics using a 75 metre-search distance indicate a one-gram cutoff is the most likely pit design cut-off.

The Rock Creek project gold resource estimates are as follows:

1.0 g/t cut off grade
Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	3.0	2.8	273,000
Indicated	3.4	2.7	282,000
Total M&I:	6.4	2.7	555,000

Inferred	2.9	2.8	303,000
Saddle: Inferred	3.6	2.2	260,000
Total Inferred	6.5	2.5	563,000

Notes: (1) Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”. (2) Contained Ounces are rounded to the nearest 1,000.

After completion of the block model using Medsystem software a preliminary open-pit model was developed for the currently defined gold resource. The block model is made up of 5 metre high by 5 metre long by 2.5 metre wide blocks and initial results indicate that with a 1g/t cut-off the project would have a strip ratio of 3.2:1.

Rock Creek Project - Metallurgy

Early metallurgical test work by Newmont indicated >80% of gold reports to a gravity concentrate with a 48 mesh grind. Metallurgical test work by Placer Dome indicated 92% and 93% recovery with cyanidation and floatation respectively. Surface samples for both of these studies were taken from the sheeted vein area.

The Company completed a series of additional bench and pilot-scale metallurgical tests at McClelland Laboratories, Inc. of Reno, Nevada. The two main mineralization types were tested: Shear Veins and Tension Veins. Shear Vein mineralization is made up of blue-grey quartz vein material containing pyrite, sulfosalt minerals and arsenopyrite, and sheared and crushed fault breccia and gouge. This test work showed recoveries for this material averaged 90.7% overall using cyanide with 37.4% of the gold reporting to a gravity concentrate using a 65-mesh grind (P80 65M). The Tension Vein mineralization consists of a series of sheeted stockwork veins with a relatively simple mineralogy made of free gold in quartz veins with pyrite-arsenopyrite selvages. Recoveries of this material averaged 98.1% overall using cyanide with 86.2% reporting to a gravity concentrate at a 65-mesh grind (P80 65M). Overall recoveries for the entire deposit are expected to be >92% with over half of the gold recovered by a low-cost gravity circuit.

Rock Creek Project - Future Work

Environmental baseline data collection was initiated in the summer of 2003 in anticipation of completing an Environmental Assessment (EA) and beginning mine permitting in the second half of 2004. The Company anticipates completing additional in-fill drilling and the bulk sample for metallurgical test work in 2004 as part of the final feasibility study. A budget of $6,700,000 (US$5,000,000) is planned for the environmental, engineering and permitting work in 2004 at Rock Creek. A Scoping Study completed by Norwest Corporation, in August 2003, projected an operation that would produce over 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A mine construction decision at Rock Creek is targeted for 2005 after the receipt of final construction permits. The State of Alaska has allocated and approved US$5,000,000 in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area in 2004. NovaGold is presently advancing the project towards a production decision on a 100% ownership basis.

Nome Gold Project, Alaska

Nome Gold Project - Property Description and Location

As discussed under “Rock Creek – Purchase of Alaska Gold Company”, the property was acquired in 1999, when the Company purchased the Alaska Gold Company from Mueller. The property has produced more than 4,000,000 ounces of placer gold since its discovery around 1900. The property consists of 313 mineral surveys made up of one or more patented claims, covering approximately 14,000 acres. These claims are legally described by mineral surveys and are wholly or partially owned by Alaska Gold Company, a wholly owned subsidiary of the Company. Legal surveys were part of the patent process. These mineral surveys are fee simple and have no annual requirements. A portion of the claims lie within the city limits of Nome, and has city taxes imposed of approximately US$34,000 per year.

The Company's primary interest in the property is to assess and develop the remaining historically defined in-ground gold and gravel resource on the property.

In April 2002, an independent technical report for the project, titled “Summary Report In The Nome Gold and Gravel Project, Seward Peninsula, Alaska”, was completed under the direction of Curtis J. Freeman, BA, MS, CPG#6901, AA#159, President of Avalon Development Corporation, an independent Qualified Person as defined by National Instrument 43-101. This detailed technical report is available for review at www.sedar.com.

Nome Gold Project - Accessibility, Climate, and Physiography

The historically defined Nome Gold placer gold resources lie on the Nome coastal plain. Elevations on the coastal plain range from sea level to around 100 meters (300 feet) at the base of the foothills along the Nome Coastal Plain. Vegetation is comprised of a thick mantle of tundra with limited dwarf willow trees in some of the drainages. Outcrop is sparse, however, some exposure exists along ridge tops and in the vicinity of old placer prospects. The property is accessed from Nome via paved and unpaved roads, all within eight miles of Nome. Nome has barge access typically from May until October and daily jet service. The city of Nome has provided electricity to past mining operations and has offered that service for future operations. Water is plentiful via water wells and other sources. The climate is influenced by coastal conditions and is warmer relative to comparable latitudes inland. Open pit operations have taken place year round. The property has many areas for location of stockpiles, processing and other facility sitings.

Nome Gold Project - Placer Gold History

Gold was discovered in 1898 by Jafet Lindeburg, John Brynteson and Eric Lindblom. Production of more then US$3,000,000 of gold in 1899 led to a large gold rush to Nome in 1900. Buried beach deposits, including the Third Beach, were discovered in 1904. The first dredge was built in 1905 and by 1917 more then twenty dredges had been built. In 1922, the Hammon Consolidated Gold Fields Company ("Hammon") started consolidating the district land ownership and started construction of two electric nine cubic foot capacity Yuba dredges. This coincided with the first cold water thawing process. In 1923, United States Smelting, Refining and Mining Company (USSR&M) bought out Hammon. Churn drilling commenced in the mid-1920s for a prospecting and reserve delineation. Dredging, thawing and churn drilling methods changed little through 1995, when those methods were discontinued due to low gold prices. USSR&M declared bankruptcy in 1972 and was taken over by Sharon Steel during bankruptcy proceedings and renamed the Alaska Gold Company. Sharon Steel was later incorporated into Mueller Industries, Inc. In 1999, the Company purchased the Alaska Gold Company from Mueller.

Nome Gold Project - Placer Gold Geology and Mineralization

Placer gold is widely distributed throughout the Nome district. Placer gold may occur on or near bedrock, disseminated through gravels, or as definite horizons or concentrations in the gravel above the true bedrock. Mineralization is entirely free gold and amenable to gravity recovery. Changes in sea levels during the last glacial and interglacial periods have resulted in a series of beach and marine sedimentary deposits on the Nome coastal plain both above and below the present sea level. These beach and marine sediments are generally overlain by younger glacial deposits. A vast majority of the placer gold is hosted within the oldest beach deposits that lay on wave bench abrasion platforms in bedrock and false bedrock. Lesser gold deposits are found in the marine sediments and deltaic sediments as well as the overlying stream deposits and in the present beach sands. The glacial deposits do not contain significant concentrations of gold but tend to be barren overburden. Since most mining on the coastal plain has been with bucket line dredges, the geology of all of these deposits is not entirely understood, as these deposits were not exposed for inspection during the mining process.

Nome Gold Project - Exploration and Mining History

The Company has not conducted any new exploration work since acquiring the Nome property in 1999. Approximately 10,000 churn holes have been drilled on the project from 1910 until late 1998. The drill hole database includes entries for 7,248 holes including location, sample results and down-hole volumes. The remaining holes are outside of the main resource areas. Drilling on the property was with vertical holes, defining horizontal or near-horizontal mineralized zones. Drill hole spacing ranges from 100 to 200 feet (30-60 metres) along drill lines. Drill lines were typically spaced at 400 feet (120 metres) for exploration, 200 feet (60 metres) for resource delineation and 100 feet (30 metres) for mine planning. Individual samples generally ranged from one to five feet in length. Grade was determined by the weight of gold from each sample verses the volume of each sample interval.

The placer gold resources are most densely drilled and understood to the north of Nome in the Monroeville area and to lesser extent in the Airport area and the Western extension, west of the Nome airport. Open pit mining of the gold and gravel deposits on the property was curtailed in 1998 due to low gold prices. The mining permits for the project are currently under care and maintenance status.

Nome Gold Project - Placer Gold Mineral Resource Estimate

An historical resource estimate was made for the placer gold resources by Norm Johnson, mining engineer, Alaska Gold Company, a Qualified Person as defined by National Instrument 43-101. This historical mineral resource estimate was accomplished in plan view using the "triangle method", a type of polygonal estimation method, described in BLM Technical Bulletin #4, Placer Examinations, and based on over 70 years of continuous recorded mining results on the property that produced over 4,000,000 ounces of gold.

Nome Gold Project - Historical Placer Gold Mineral Resource Summary

Resource	Tonnes	Grade	Contained
Category (1)	(millions)	(g/t)	Ounces(2)
Measured	48.8	0.31	484,000
Indicated	90.2	0.24	688,000
Total M&I:	139.1	0.26	1,172,000
Inferred	156.5	0.21	1,066,000

Notes: (1) Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. See “Preliminary Notes – Information Concerning Preparation of Resource Estimates”. (2) Contained Ounces are rounded to the nearest 1,000.

In addition to defining a placer gold resource the 10,000 drill holes on the property defined a total sand and gravel aggregate resource containing 1,134,000,000 tonnes of material. This sand and gravel aggregate material is broken down as follows:

Sand and Gravel Material	Tonnes (millions)
Gravel aggregate ¾" (current stockpiles)	26
Aggregate in defined gold resource areas	261
Aggregate outside of defined gold resource areas	847
Total	1,134

Nome Gold Project - Future Work

The Company is currently looking at options to re-start production of a co-product gravel and gold operation in the future. In 2003 the Company undertook to define the potential capital, operating, and transportation cost parameters as well as identify those areas within the known resource with the greatest potential to support initial production for a large scale aggregate and gold operation. In 2004, the Company will continue engineering and exploration work to evaluate the potential to restart mining on the project. The Company anticipates engaging an independent engineering firm, with experience in these types of deposits, to assist the Company in better defining the existing resource and construction of an economic model to develop the resource. The Company has budgeted $700,000 (US$500,000) for delineation drilling and engineering work in 2004.

Nome Revenue Generating Operations, Alaska

Nome Revenue Generating Operations

The Alaska Gold Company operations, wholly owned by the Company, are located on the same 100% private patented claims in and around Nome, Alaska as discussed in the above section on the Nome Gold Project. The Nome Operations generate revenues for the Company through the sale of sand and gravel aggregates, gold royalties, land leases and land sales. The total gross revenues generated in fiscal 2002 and 2003 were $2.1 million and $1.2 million, respectively.

In 2000, the Company developed a comprehensive land management plan to identify and classify the various properties based on resource and development potential. The main purpose of the land management plan was to determine which properties where strategic mineral properties core to the Company's exploration business plan and which properties could be divested to create positive cash flow for the Company. The Company sells both commercial and residential real estate on an on-going basis. In addition, there are certain lands that are of strategic value for the anticipated Nome Airport expansion. The Alaska State Department of Transportation has identified some 2100 acres of land that they would like to purchase in stages. An environmental review of the lands has been completed by the State. Appraisals are scheduled for the first half of 2004 with negotiations to settle on a purchase price scheduled for the later half of the year.

In addition to the land sales, sand and gravel aggregate materials are sold from the estimated 26 million tonnes of stockpiles currently located on the property. These stockpiles are the bi-product of the historic gold mining on the property. This construction aggregate material is used locally and exported for use throughout western Alaska by construction contractors who use barges to ship the material from the Port of Nome. The Company has leased land for small placer mining to several mining companies. These companies are actively mining on these leases and pay a 5% to 10% net royalty to the Company on annual production. The lease holders are all required to post a reclamation bond on the land under production.

Other Properties

Alaska, British Columbia and Yukon

The Company has interests in additional early stage gold properties in Alaska at Shotgun and Big Hurrah; in the Yukon at McQuesten, Brewery Creek, Harlan, Klondike and Sprogge; and Telegraph Creek, Iskut River, Big Sheep

and Kiniskan Lake in British Columbia These properties are not considered financially material to the Company. In 2001 the Company completed the purchase of the Shotgun property in Alaska, having acquired its initial interest in 1998. In 2002 the Company optioned the property to TNR Gold (formerly TNR Resources) and since that date has not expended any funds on the property.

In the period from September 2003 through March 2004 the Company, through SpectrumGold Inc., signed agreements to acquire interests in several properties surrounding the Galore Creek project. These properties included the Jack, Sphaler Creek, Paydirt and Pioneer properties, and two Copper Canyon properties. Under an agreement with Eagle Plains Resources Ltd. (Eagle Plains) on its Copper Canyon property the Company has an option to earn a 60% interest in the property by completing $3 million in exploration expenditures, issuing 400,000 shares of SpectrumGold over the 3 years, of which 100,000 have been issued, and making property payments of up to $250,000. SpectrumGold may earn an additional 20% interest in the project by paying Eagle Plains $1 million and completing a feasibility study by September 2011.

In March 2004 the Company signed an agreement with Kennecott Exploration Company and Kennecott Arctic Company (subsidiaries of Rio Tinto plc.) to acquire a 51% interest in the Ambler property located 150 miles east of Kotzebue Sound in Northwestern Alaska. The Ambler property consists of 35,000 acres (14,000 hectares) of patented and Alaska State mining claims covering a precious metal rich, volcanogenic massive sulfide (VMS) district.

Under the terms of the agreement, the Company can earn a 51% interest in the project by matching Kennecott’s expenditures on the property totalling US$20 million before 2016. During the first five years of the agreement the Company must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with land owners in the region necessary to provide access for mine development. During the second phase of the agreement the Company must spend the balance of the earn-in funds (to total $US20 million) and complete a pre-feasibility study resulting in a positive rate of return using a 10% discount rate. The Company is manager of the project through to the completion of a final positive feasibility study at which time Kennecott has a one-time option to acquire an extra 2% interest in the project, and take over management of construction and operation of the mine by making a payment to the Company equivalent to 4% of the project’s net present value using a 12.5% discount rate.

Risk Factors

An investment in the common shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. In particular, the following risk factors apply and should be read in conjunction with the Risk Factors in “Item 5 – Management’s Discussion and Analysis - Risk Factors”:

No Production History

The Company has no history of producing precious metals from its current portfolio of mineral exploration properties. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties is currently under development. The development of any properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result the Company is subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that the Company will successfully establish mining operations or profitably produce precious metals at any of its properties.

Potential Inaccuracy of Mineralization Estimates

Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates of gold made by independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

The Company has not commenced production on any of its properties and mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon actual production experience. Extended declines in market prices for gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of other mineralization, or of the Company’s ability to extract this other mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future feasibility studies will establish proven and probable reserves at the Company’s properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Development Risks

None of the Company’s mineral properties, including the Donlin Creek, Nome Gold, and Rock Creek Projects has an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metals prices. See “Volatility of Metals Prices”. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by the Company’s studies and estimates.

There are a number of uncertainties involved in the development and construction of any new mine, including the Donlin Creek, Rock Creek and Nome Gold Projects. See “Advanced Project Risks”. These uncertainties include:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;
  the availability and costs of skilled labour, power, water and transportation facilities;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that the Company’s future development activities will result in profitable mining operations.

Advanced Project Risks

Completion of the development of the Company’s advanced projects is subject to various factors, including the availability and timing of acceptable arrangements for financing, power, transportation, construction, contract mining and smelting, or the availability, terms, conditions and timing of required government approvals. The lack of availability on acceptable terms or the delay in any one or more of these items could delay or prevent their development. There can be no assurance that:

  the development of the Company’s advanced projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

If the actual cost to complete the development of the Company’s advanced projects is significantly higher than expected, there can be no assurance that the Company will have enough funds to cover these costs or that it will be able to obtain alternative sources of financing to cover these costs. Unexpected cost increases or the failure to obtain necessary project financing on acceptable terms to commence or complete the development of the Company’s advanced projects on a timely basis, or to achieve anticipated production volume, could have a material adverse effect on the Company’s future results of operations and financial condition.

The successful development of the Donlin Creek Project is subject to the other specific risk factors described herein.

Donlin Creek Project Risks

Within the terms of their back-in agreement with the Company, Placer Dome now manages Donlin Creek’s feasibility and permitting processes, and will oversee any future mine development and operation. The Company cannot direct Placer Dome’s activities as manager and, therefore, cannot fully predict the pace nor the scale of the project’s permitting and future development. Furthermore, Placer Dome may cease to be the project manager if it elects to terminate its agreement with the Company. In the event of termination, Placer Dome will at its election, either retain a 30% interest in the project with NovaGold reverting to a 70% interest and managing the Donlin Creek project thereafter or revert to a 5% Net Proceeds Interest.

Volatility of Metals Prices

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from its mineral properties. The market price of gold is volatile and is impacted by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the US dollar and certain other currencies;
  interest rates;
  global or regional political or economic crises;
  demand for jewellery and industrial products containing gold; and
  sales by central banks and other holders, speculators and producers of gold in response to any of the above factors.

The aggregate effect of these factors is impossible for the Company to predict. Decreases in gold prices could affect the Company’s ability to finance the development of the Donlin Creek, Rock Creek and Nome Gold Projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that gold prices will remain at current levels nor that they will improve.

Uncertainty and Cost of Mineral Exploration and Acquisition

All of the Company’s properties are currently in the exploration stage and the Company has not yet determined if any of its properties contain an economically feasible resource. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Competition for attractive mineral exploration properties is intense. See “– Competition”. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

If the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights, or that the Company’s exploration programs will result in proven and probable reserves in sufficient quantities to justify commercial operations in any of the Company’s properties, including the Donlin Creek, Rock Creek and Nome Gold Projects.

Title

The Company’s policy is to seek to confirm the validity of rights to title to, or contract rights with respect to, each mineral property in which it has a material interest. However, the Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available, and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, the Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on its properties as permitted or to enforce its rights with respect to its properties.

Requirement of External Financing

The Company will need external financing to develop and construct the Donlin Creek, Rock Creek and Nome Gold Projects and to fund the exploration and development of its other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop is expected to require significant capital expenditures. There can be no assurance at all that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, its mineral properties.

Environmental Regulations

The current and anticipated future operations of the Company, including further exploration, development activities and commencement of production on its properties, require permits from various United States and Canadian Federal, State and local governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. There can be no assurance that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Ongoing Reclamation

The Company mined silver and gold from the Murray Brook mine until 1992 when the mine was closed. In September 2000, the Company completed the final reclamation of the mine site. Although the Company has posted a bond with the Province of New Brunswick to cover expected future mine reclamation costs, there is no guarantee this amount will be sufficient to satisfy the environmental regulations and requirements. If the government regulators determine the program requires additional work, the Company may be required to fund this work which could have a negative affect on the Company’s financial position.

Litigation

During 1992, the limited partners of the Murray Brook Processing Limited Partnership, the entity established to operate the processing facility at the Murray Brook Mine, commenced a legal action against the Company and its wholly-owned subsidiary, Murray Brook Resources Inc., seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. While the Company is of the opinion that this claim is without merit, there is no certainty of the outcome. No provision has been recorded in the accounts of the Company respecting this litigation.

Placer Dome and Calista’s Back-in Rights Could Dilute the Company’s Interest in the Donlin Creek Project

The Company has earned a 70% interest in the Donlin Creek Project under an agreement with Placer Dome. However, Placer Dome and the underlying property owner, Calista retain the rights to reacquire a portion of the project. In Placer Dome’s case this right allows it to increase its current 30% interest to 70% by spending three times the Company’s past expenditures on the project. In Calista’s case, an interest between 5% to 15% can be earned at the time of project development upon payment of a prorata share of project capitalized costs. If the Placer Dome and Calista rights are exercised in full, the Company’s interest in the Donlin Creek Project would decline to 25.5%.

Management of Growth

The Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, it will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management personnel and increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition

The mining industry is intensely competitive. Many of the significant, multinational precious metals mining companies may become interested in any number of the Company’s current mineral properties or in the types of mineral properties on which the Company is focused. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company has. The Company may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Possible Dilution to Present and Prospective Shareholders

In order to finance future operations, the Company may raise funds through the issuance of common shares or the issuance of debt instruments convertible into common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective holders of shares.

The Company’s Share Price Has Historically Been Volatile

The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The affect of these and other factors on the market price of common shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile. The Company’s shares have traded in a range between approximately C$0.15 and C$7.00 in the last 3 years.

History of Net Losses

As an exploration company that has no mineral production history, the Company has incurred losses since its inception and is expected to incur losses for the foreseeable future. The Company incurred losses during each of the following periods:

  $7.0 million for the year ended November 30, 2003;
  $3.5 million for the year ended November 30, 2002; and
  $0.5 million for the year ended November 30, 2001.

The Company had an accumulated deficit of $74.3 million as of November 30, 2003.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund its continuing operations. The development of the Company’s properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control. There can be no assurance that the Company will generate any revenues or achieve profitability.

Requirement for and Uncertainty of Access to Additional Capital

The Company had working capital of approximately $54.7 million as of November 30, 2003. The Company intends to fund its plan of operations from working capital and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to commence production and generate material revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that the Company will commence production and generate sufficient revenues to meet its obligations as they become due or to obtain necessary financing on acceptable terms, if at all. The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial information included in this Annual Information Form.

Dependence on Key Personnel

The Company is dependent on the services of key executives including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel focused on managing the Company’s interests and relationship with Placer Dome Inc. at Donlin Creek, the advancement and development of the Rock Creek and Nome Gold, and Galore Creek projects, as well as the identification of new opportunities for growth and funding. Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of its activities may have a material adverse effect on the Company’s business or future operations.

Possible PFIC Status Has Consequences for U.S. Investors

Potential investors who are U.S. taxpayers should be aware that NovaGold may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or NovaGold may become a PFIC in the future. If NovaGold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of NovaGold. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. There can be no assurance that NovaGold will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of NovaGold’s net capital gain and ordinary earnings for any year in which NovaGold is a PFIC, whether or not NovaGold distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

ITEM 4 SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

Fiscal Years Ended November 30, 2003, 2002 and 2001, in $000’s except per share amounts:

	2003	2002	2001

Revenue – net of cost of sales	1,259	$2,082	$2,531
Expenses and other	($8,212)	($5,539)	($3,025)
Income (loss) for the year	($6,953)	($3,457)	($494)
Loss per share
– basic	($0.14)	($0.10)	($0.02)
– diluted	($0.14)	($0.10)	($0.02)
Total assets	$99,958	$52,723	$17,960
Total long term financial liabilities	($655)	($1,496)	($2,713)
Minority interest	($9,130)	-	-

Quarterly Information

In $000’s except per share amounts, for the fiscal quarters ended:

	Nov 30,	Aug 31,	May 31,	Feb 28,	Nov 30,	Aug 31,	May 31,	Feb 28,
	2003	2003	2003	2003	2002	2002	2002	2002

Revenue – net of cost of
sales	545	359	129	226	344	563	208	967
Expenses and other	(2,112)	(995)	(3,519)	(1,586)	(903)	(1,373)	(2,445)	(818)
Income (loss) for the
quarter	(1,537)	(636)	(3,420)	(1,360)	(559)	(810)	(2,237)	149
Income (loss) per share –
basic and diluted	(0.02)	(0.01)	(0.08)	(0.03)	(0.03)	(0.02)	(0.06)	0.01
Total assets	99,958	47,751	45,012	48,084	52,723	35,282	35,435	18,270
Total long term financial
liabilities	(9,785)	(2,891)	(1,496)	(1,496)	(1,496)	(1,496)	(1,496)	(2,784)

Dividend Record and Policy

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company's Board of Directors will review this policy from time to time having regard to the Company's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5 MANAGEMENT'S DISCUSSION AND ANALYSIS

General

The following information should be read in conjunction with the Company’s November 2003 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

Description of Business

NovaGold Resources Inc. (NovaGold or the Company) is a natural resource Company focused on the exploration and development of gold properties in North America. The Company’s operations since 1998 have been focused on exploration and development opportunities in Alaska, USA, and the Yukon and British Columbia, Canada including two of the largest undeveloped gold (Donlin Creek) and gold-silver-copper (Galore Creek) deposits in North America. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG” and the Company’s controlled subsidiary, SpectrumGold Inc. (SpectrumGold) is listed on the Toronto Stock Exchange under the symbol “SGX”.

The Company’s major mineral properties are:

  a joint venture interest in the Donlin Creek gold property in Alaska, the Galore Creek gold-silver-copper property in Northwest British Columbia held through SpectrumGold, and the Rock Creek and Nome Gold properties near Nome, Alaska.

Donlin Creek
The Company’s largest project is the Donlin Creek property which contains a measured and indicated resource estimated at 11 million ounces of gold and an inferred resource estimated at 14.3 million ounces of gold, making it one of the largest undeveloped gold resources in North America. The Company’s 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. At the current daily production throughput of 30,000 tonnes per day being contemplated the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Galore Creek
The Galore Creek property is held under a 100% option by SpectrumGold, and contains an indicated resource estimated at 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource estimated at 1.4 million ounces of gold and 0.9 billion pounds of copper, and is one of the largest undeveloped gold-copper resources in North America. The grade of resources defined on the property by the previous owners averaged 0.5 grams per tonne (g/t) of gold, 6 g/t of silver and 0.7% copper or equivalent to 1.7 g/t gold using US$350/oz gold, US$5/oz silver and US$0.80/lb copper. Drilling on the property by SpectrumGold, subsequent to optioning the property in August 2003, intercepted significant thicknesses of higher grades than the average resource grades over four different zones, including 148 metres of 3.0 g/t gold equivalent, 164 metres of 3.5 g/t gold equivalent, 159 metres of 2.6 g/t gold equivalent, 185 metres of 2.2 g/t gold equivalent and 123 metres of 3.8 g/t gold equivalent. At November 30, 2003, NovaGold owned 56.4% of the issued shares of SpectrumGold.

Rock Creek Property
The Rock Creek property is held 100% by NovaGold and contains a measured and indicated resource estimated at 0.55 million ounces of gold and an inferred resource estimated at 0.56 million ounces of gold, and is located near the town of Nome, Alaska. The independent engineering firm Norwest Corporation completed a Preliminary Economic Study on the Rock Creek property for the Company in August 2003 and the Company has since initiated a feasibility study to evaluate the economics for the development of a mine on the property.

Nome Gold
The Nome Gold property is also located near Nome, Alaska and contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. More than 4 million ounces of gold have been extracted from the property since its discovery around 1900. Mining was shut-down on the project in 1998 due to low gold prices at the time. The Company is planning in 2004 to undertake an evaluation of the viability of restarting mining operations at the property using modern mining and milling techniques.

Results of Operations

Revenues from the Company’s land and gravel sales, gold royalties and other revenues were $1.2 million during the year ended November 30, 2003 compared with $2.1 million in 2002 and $2.8 million in 2001. The revenues were lower largely because of reduced land sales, offset in part by increased gravel sales and other revenues from services. The Company anticipates a significant land sale for the expansion of the Nome airport in 2004.

The Company had a net loss for the year ended November 30, 2003 of $7.0 million (or $0.14 per share) as compared to a net loss of $3.5 million (or $0.10 per share) in 2002 and $0.5 million (or $0.02 per share) in 2001. The increased loss from 2002 to 2003 was due mainly to the $0.8 million reduction in net revenue, the $0.7 million increase in mineral property write-downs, the increased foreign exchange losses of $1.4 million, and a net increase of $0.4 million in overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees. The increase in losses from 2001 to 2002 resulted from the significant increase in activities that arose from the four fold increase in expenditures at the Donlin Creek property.

Expenses
Expenses increased from $3.0 million in 2001, to $5.5 million in 2002 and $8.3 million in 2003. The increase in expenses from 2002 to 2003 was due mainly to the increase from $0.9 million in 2002 to $1.6 million in 2003 in mineral property write-downs, resulting mainly from the $1.5 million write-down of the Company’s Yukon properties on their transfer to SpectrumGold, and the reversal from a foreign exchange gain of $0.3 million in 2002 to a foreign exchange loss of $1.1 million in 2003 mainly due to the effect of the strengthening of the Canadian dollar during the year on the Company’s US dollar cash positions early in 2003. The increase in expenses from 2001 to 2002 resulted from the significant increase in activities that arose from the increased expenditures at the Donlin Creek property.

Overall general and administrative costs, wages and benefits, corporate development and communications, and professional fees increased by $0.4 million from 2002 to 2003. During 2003 the mix of costs changed significantly with more work carried out by staff members and less by outside consultants. General and administrative costs increased by $0.6 million and wages and benefits increased by $1.0 million due to the hiring of full time permanent staff, but professional fees were reduced by $0.6 million and corporate development and communications expenses were reduced by $0.6 million, particularly as a result of reducing external investor relations and consulting activities.

In 2003, the Company wrote down its Yukon properties by $1.5 million on the transfer of these assets to SpectrumGold to equate to the fair value of the British Columbia properties transferred into SpectrumGold by Viceroy Resource Corporation, now Quest Capital Corp. In 2003, the Company elected to cease exploration on the North Donlin property located nearby Donlin Creek in Alaska and wrote off $0.1 million of accumulated exploration expenditures. In 2002, the Company wrote-off the accumulated mineral property acquisition and related deferred exploration costs of $0.9 million associated with the Caribou property in Alaska and the German Creek property in the Yukon. In 2001, the Company recorded a write-down of the accumulated mineral property costs for the Sewell Brook property in New Brunswick of $0.6 million.

Liquidity and Capital Resources

During fiscal 2003, the Company used $5.0 million in operating activities of which $0.6 million resulted from changes in non-cash due working capital and the remainder resulted form the loss in the year. In 2002 the Company used $1.4 million in operating activities with $0.9 million provided from operating activities in 2001.

During fiscal 2003, the Company generated $46.1 million from financing activities which came entirely from the proceeds of share issuances. On October 1, 2003, the Company completed a private placement and issued 7,000,000 units at $5.00 per unit for proceeds of $33.1 million, net of share issuance costs of $1.9 million. Each whole unit comprises of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008. In 2003 the Company also received $10.8 million from the exercise of previously issued warrants and $2.2 million from the exercise of stock options. In 2002, net cash generated by financing activities was $35.6 million of which $31.6 million came from two private placements of units at $3.50 and $5.10 per unit respectively and the Company received proceeds of $2.0 million through exercise of options and $2.0 million through the exercise of warrants.

During 2003, the Company used $0.8 million on investing activities. During 2003 the Company spent $7.3 million on exploration and development, of which $5.6 million was spent on a significant drilling program at Rock Creek, $1.1 million was spent on initial drilling at Galore Creek and $0.5 million on a drilling program at the McQuesten property which earned the Company a 70% interest in that property. The Company transferred its Yukon assets into SpectrumGold in 2003 and initially held less than 50% of SpectrumGold. Subsequently NovaGold participated in number of private placements in SpectrumGold and at November 30, 2003 owned 56% of the company. The share transactions in SpectrumGold gave rise to several net fair value adjustments. In 2001 and 2002 the Company incurred $14.0 million and $3.4 million respectively on exploration and development. In both 2001 and 2002 the primary focus of expenditures was on the Donlin Creek property in Alaska, USA. In 2002 the Company exceeded US$10 million of expenditures on the Donlin Creek gold property, and thereby earned a 70% interest in the property from Placer Dome, subject to certain back-in rights which Placer Dome subsequently elected.

In August 2003, SpectrumGold signed an option agreement to acquire a 100% interest in the Galore Creek property. SpectrumGold can acquire the property by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totalling US$20.3 million over an eight-year period. The initial payment was US$50,000 and subsequent payments are scheduled on or before October 26 of each year as follows: 2004-US$0.1 million; 2005-US$0.15 million; 2006-US$7.5 million; 2007 to 2011-US$2.5 million per year.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions. The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations. On an ongoing basis, management evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions. The Company’s accounting policies are described in note 2 to the consolidated financial statements.

Risk Factors

These Risk Factors should be read in conjunction with those under “Item 3 - Narrative Discussion of the Business – Risk Factors”.

Exploration and development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulations and environmental protection.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized.

Gold Price Volatility
The market price for gold is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of gold.

Outlook

At November 30, 2003 the Company had cash and cash equivalent of $59.7 million. The Company anticipates that all its currently planned expenditures for 2004 will be met from its existing cash balances. The Company has been negotiating a significant land sale from its property holdings in Nome, Alaska. Although no agreement has yet been signed, it is anticipated that this land sale will be finalized in 2004 and may generate up to $10 million net to the Company.

The Company currently plans to expend at least $12 million on exploration and development on its existing properties in 2004. In addition, separate from the expenditures by NovaGold, Placer Dome plans to spend US$6 million at the Donlin Creek property in 2004 completing a pre-feasibility study on the property, refining production flow-sheets and commencing the final feasibility study in conjunction with the start of the permitting process in the second half of the 2004. At the Galore Creek property the Company plans to expend at least $5 million completing both an updated geologic model and resource estimate, and a scoping study, and subsequently initiating a minimum 20,000 metre drill program to delineate higher grade mineralized zones within the currently defined resource, as well as to undertake step-out drilling to possibly expand the known extent of mineralization. The Company also anticipates exploring several high priority exploration targets outside of the main resource area including at the adjacent Copper Canyon property. Depending on the success of this work at Galore Creek the Company may allocate more funds in 2004.

During 2004 at the Rock Creek property the Company anticipates spending up to US$5 million on work leading to a possible production decision by 2006. At the Company’s Nome Gold property the Company anticipates undertaking new studies on the potential of developing a mine at the property. Costs for this are not expected to exceed US$0.5 million.

In 2003 the Company expended $5 million on general and administrative costs, professional fees, salaries and corporate development. The Company anticipates spending a similar amount in 2004 which should be fully covered by the Company’s revenue producing activities if the major land sale completes successfully during the year.

The Company carries out activities in Canada and the United States. The majority of the Company’s properties are not yet in production, consequently the Company’s earnings or loss per share is not a significant factor to the investors in the Company. Although the Company’s revenues are denominated entirely in US dollars and a portion of the expenses are incurred in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominantly in Canadian funds and the Company therefore does not anticipate being materially susceptible in 2004 to currency variations this no sensitivity analysis has been provided.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no long term debt obligations. Most of the Company’s expenditures on its properties are of a discretionary nature. As at November 30, 2003 the Company’s commitments for operating leases totalled $0.5 million spread evenly over the period 2004 through 2008. The Company has no significant financial or other instruments except that its cash funds may be invested in high quality commercial or bank paper, currently with interest rates varying from 2.3% to 2.8% with a tenor of less than three months that may be readily liquidated. Although the Company has currently significant cash resources, because of current low interest rates the Company is not particularly susceptible to changes in interest rates.

ITEM 6 MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on The Toronto Stock Exchange and the American Stock Exchange under the symbol "NG". The Company’s controlled subsidiary, SpectrumGold’s common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol “SGX”.

ITEM 7 OFFICERS AND DIRECTORS

The management of the Company consists of six executive officers and six directors. The table below provides the names and related information concerning each executive officer and director.

Name and Address	Present Position in the Company	Principal Occupation	Director Since
George Brack North Vancouver, British Columbia(1)	Director	President of Macquarie North America Ltd.	2001
Gerald J. McConnell Kings County, Nova Scotia(2)	Director	President and Chief Executive Officer of Etruscan Resources Inc. (resource company)	1984
Cole McFarland Fallbrook, California(2)	Director	Retired Businessman	2001
Clynton Nauman Blaine, Washington(1)(3)	Director	Chief Executive Officer of Asset Liability Management Group ULC	1999
James Philip(1)(2) Coquitlam, British Columbia	Director	Managing Partner of Morgan & Co., Chartered Accountants	2003
Rick Van Nieuwenhuyse Los Gatos, California(3)	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1999
Robert J. (Don) MacDonald, Vancouver, British Columbia	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer of the Company	-
Douglas Brown, Bellingham, Washington	Vice-President, Business Development	Vice-President, Business Development of the Company	-
Gregory S. Johnson Bellingham, Washington	Vice-President, Corporate Development	Vice-President, Corporate Development of the Company	-
Joseph R. Piekenbrock Denver, Colorado	Vice-President, Exploration	Vice-President, Exploration of the Company	-
Janice A. Stairs Halifax County, Nova Scotia	Secretary	Partner, Patterson Palmer	-

(1)	Member of the audit and corporate governance committee.
(2)	Member of the compensation committee.
(3)	Member of the technical committee.
(4)
The directors and officers as a group, beneficially own, directly or indirectly, or exercise control or direction over 4.59% of the common shares of the Company. This information was provided to the Company by the directors and officers as of March 31, 2004.

(5)	All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

George Brack
Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the worldwide identification, evaluation and execution of strategic mergers and acquisitions.

Gerald J. McConnell, Q.C.
Mr. McConnell is the Chairman, Chief Executive Officer and President of Etruscan Resources Inc. a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of NovaGold Resources Inc. and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole McFarland
Mr. McFarland is a veteran of the mining industry with over 40 years of experience in the development of mines in the U.S., Canada, Mexico, Russia and the Philippines with extensive experience in Alaska. Mr. McFarland was formerly President and CEO of Placer Dome U.S. Inc. until his retirement from the company in 1995. In that capacity he was responsible for the development of several U.S. mines for the company, including the early stage development of the Cortez Pipeline deposit. Prior to his appointment as President of Placer Dome U.S., Mr. McFarland held a number of senior executive positions within the Placer Dome Group of companies. Mr. McFarland is currently the principal of McFarland and Associates and a director of Bema Gold.

Clynton R. Nauman
Mr. Nauman is the Chief Executive Officer of Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, positions he held from February 1998 to February 2003. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has had 25 years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Rick Van Nieuwenhuyse, MSc
Mr. Van Nieuwenhuyse joined the Company as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of worldwide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Company. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

James Philip, CA
Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over 25 years public of accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Robert J. (Don) MacDonald, CA
Mr. MacDonald joined the Company in January 2003. Mr. MacDonald brings with him over 20 years experience in mine development and financing. Prior to joining the Company Mr. MacDonald was Senior Vice President and Chief Financial Officer Forbes Medi-Tech Inc. a public biotech company (2001-2003), De Beers Canada Mining (formerly Winspear Diamonds) (1999-2001), and Dayton Mining (1991-1999) and Vice-President Finance of Granges Inc (1983-1991). During his career Mr. MacDonald has been involved in the operation or development of nine mines in North and South America, and the completion of over $500 million of mine financings and $500 million of mining M&A transactions. Mr MacDonald is a chartered accountant, and has bachelors and masters degrees in engineering from Oxford University.

Douglas Brown, MSc.
Mr. Brown joined the Company in June 2003, having spent the previous 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to the Company a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown’s positions within the Placer Dome Group included Vice President of Strategic Development (1999-2002), Assistant Mine General Manager at the South Deep Gold Mine (2001), Director of Finance and Planning (1997-1999), and Manager of Corporate Finance (1994-1997).

Gregory S. Johnson, B.Sc. Honours
Mr. Johnson joined the Company in 1998. Prior to joining the Company Mr. Johnson was part of the management team responsible for overseeing the exploration and acquisition activities for Placer Dome International Exploration in Africa and Eurasia. In 1995 as a senior geologist for Placer Dome in Alaska, Mr Johnson played a key role in the multi-million ounce Donlin Creek discovery. From the late 1980's Mr. Johnson worked for Placer Dome on projects ranging from regional grassroots reconnaissance to mine feasibility studies in the US, Canada, Australia, Russia, and

Africa. Mr. Johnson is responsible for the Company's acquisition initiatives, as well as, developing strategic joint venture opportunities for the Company.

Joseph Piekenbrock, MSc.
Mr. Piekenbrock joined the Company as an employee in June 2003. Prior to this, as a consultant, he was a key member of the Donlin Creek exploration team for NovaGold during 2002 and 2003. Mr. Piekenbrock brings with him over 25 years experience in the minerals exploration and development sector. He has managed exploration from grassroots discovery through advanced acquisitions, most recently in South America for Placer Dome and Brett Resources. In addition, he brings a wealth of northern experience through years of exploration for both Cominco and Placer Dome in Alaska. Mr. Piekenbrock holds a Bachelor of Arts Degree in geology from the University of Colorado, and a Master of Science degree in geology from the University of Arizona.

Janice A. Stairs LLB, MBA
Ms. Stairs assumed the position of secretary in May, 2002. Ms. Stairs is a partner with the law firm of Patterson Palmer located in Halifax, Nova Scotia. Ms. Stairs has practiced law in private practice for the last 18 years specializing in corporate finance, securities and resource-related issues for private and public companies. Ms. Stairs holds a law degree from Dalhousie University in Halifax, Nova Scotia and a Masters in Business Administration from Queen's University in Kingston, Ontario.

ITEM 8 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

The Company will provide to any person, upon request to the Secretary of the Company:

(a)
when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	(i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
(ii)
one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii)
one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or
(b)
at any other time, one copy of any other documents referred to in (a), (i) (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.